UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

++86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 24,693,393 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 24,693,393 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,693,393 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.7% [2]
14	Type of Reporting Person (See Instructions) IN

1  Includes (i) (a) 165,236 Common Shares and (b) options to purchase 1,102,095 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 18,427,074 Common Shares held by Joingear Limited. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Joingear Limited is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time Holding Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) OO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 18,427,074 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 18,427,074 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,427,074 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.6% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 18,427,074 Common Shares held by Joingear Limited. Joingear Limited is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

This Amendment No. 5 (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 and as amended by Amendment No. 1, Amendment No. 2,Amendment No. 3 and Amendment No. 4 filed with the Commission on March 23, 2016, August 30, 2017 February 8, 2018 and June 29, 2018, respectively (the “Schedule 13D”) by the Reporting Persons with respect to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following information:

On August 6, 2018, Mr. Kevin Xiaofeng Ma, together with New Beauty Holdings Limited (“New Beauty Holdings”), a company controlled by Mr. Kevin Xiaofeng Ma, entered into a loan agreement with Haitong International Investment Solutions Limited (“Haitong”), pursuant to which New Beauty Holdings borrowed a term loan in principal amount of US$40,000,000 from Haitong (“Haitong Loan Agreement”). Mr. Kevin Xiaofeng Ma acted as the guarantor for all of the obligations of New Beauty Holdings under Haitong Loan Agreement. The proceeds from the loan was used to pay part of the considerations for the Third Closing under the Share Purchase Agreement.

On August 7, 2018, New Beauty Holdings, among others, entered into a facility agreement with Bank of Shanghai (Hong Kong) Limited (“BOSHK”), pursuant to which New Beauty Holdings borrowed a term loan in principal amount of US$32,000,000 from BOSHK (“BOSHK Loan Agreement”). The proceeds from the loan was used to pay part of the considerations for the Third Closing under the Share Purchase Agreement.

On August 7, 2018, New Beauty Holdings issued a promissory note in principal amount of US$10,000,000 to the CDH Lender (the “Second Note”), pursuant to the Note Purchase Agreement. The proceeds from the issuance of the Second Note was used to pay part of the considerations for the Third Closing under the Share Purchase Agreement.

The Third Closing under the Share Purchase Agreement was consummated on August 16, 2018.

The summary contained herein of Haitong Loan Agreement, BOSHK Loan Agreement and the Second Note is not intended to be complete and is qualified in its entirety by reference to the full text of Haitong Loan Agreement, BOSHK Loan Agreement and the Second Note, copies of which are filed as Exhibit T, U and V hereto, respectively, and which are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Amendment No. 5 are incorporated herein by reference.

Item 7.                     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits:

Exhibit T	Loan Agreement, dated as of August 6, 2018 by and among Mr. Kevin Xiaofeng Ma, New Beauty Holdings and Haitong International Investment Solutions Limited.

Exhibit U

Facility Agreement, dated as of August 7, 2018, by and among New Beauty Holdings, Able Knight Development Limited, Mutual Step Holdings Limited, Art Grace Development Limited, Art Kind Technology Limited, Joy Spread Development Limited and Bank of Shanghai (Hong Kong) Limited.

Exhibit V	Promissory Note, dated as of August 7, 2018, by and between New Beauty Holdings and Crystal Magic Brands Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2018

Kevin Xiaofeng Ma

	By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

	By:	/s/ Kevin Xiaofeng Ma
	Name:	Kevin Xiaofeng Ma
	Title:	Director

Precious Time Holdings Limited

	By:	/s/ Jamie Yu & Agatha Chee
	Name:	Jamie Yu & Agatha Chee
	Title:	Authorized Signatories of Lion International Management Limited as director

Ma Family Trust

	By:	/s/ Jamie Yu & Agatha Chee
	Name:	Jamie Yu & Agatha Chee
	Title:	Authorized Signatories of HSBC International Trustee Limited as trustee of the Ma Family Trust

Joingear Limited

	By:	/s/ Kevin Xiaofeng Ma
	Name:	Kevin Xiaofeng Ma
	Title:	Director